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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 29, 2003

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[Peace Arch Logo]

FOR IMMEDIATE RELEASE                                                                                                  January 29, 2003

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES
FIRST QUARTER RESULTS

        Vancouver, British Columbia—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") today announced its results for three months ended November 30, 2002.

        The Company's revenue totaled $1.6 million for the quarter, compared with $3.9 million in the first quarter of FY2002. During the quarter, the Company delivered eight episodes of the third season of our 13 episode prime-time series "Animal Miracles" and eight episodes of our new 13-episode series "Whistler Stories". During the quarter, the Company was in production of its documentary special Fantasy Lands set to air on Discovery in the US and its documentary special Raven in the Sun set to air on SRC (CBC French), APTV, ARTV and CHUM's The New VI.

        The Company reported a net loss of ($169,000), or ($0.04) per diluted share, for the three months ended November 30, 2002, compared with a net loss of ($627,000), or ($0.16) per diluted share, in the first quarter of FY2002. Diluted loss per share was calculated on 3,887,844 weighted average shares outstanding in the most recent quarter and in the same quarter of the prior year.

        Gross margin improved to 20.0% in the most recent three-month period versus 18.1% in the corresponding period of the previous year.

        Selling, general and administrative (SG&A) expenses decreased by 58% to $367,000 in the most recent quarter, compared with $868,000 in the prior-year period, reflecting the Company's initiative to reduce overhead costs.

        Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended November 30, 2002 totaled $29,000, compared with $45,000 in the comparable quarter of last year.

        The Company has continued its aggressive policy of repaying subordinated debt in recent months and, to date, has fully repaid such debt prior to its due date of December 31, 2002.

        Juliet Jones, Chief Financial Officer of the Company stated, "We are pleased to announce our first quarter results, which reflect a significant decrease in overheads, contributing to a reduction in net loss for the period. She continued, "We anticipate that our second quarter results will reflect the recently announced acquisition, financing and debt restructuring transactions, which we are currently in the process of completing."

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia.

        This message includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information on Peace Arch Entertainment Group, please visit our new web site at
 www.peacearch.com

For additional information, please contact:

Tasha Pearson
Peace Arch Entertainment Group Inc.
Tel: (604) 681-9308 ext.315

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at November 30, 2001 and 2002 and August 31, 2002

(Expressed in thousands of Canadian dollars)

	November 30, 2001	August 31, 2002	November 30, 2002
	(unaudited)	(audited)	(unaudited)
ASSETS
Cash and cash equivalents	$2,384	$1,968	$1,263
Accounts and other receivables	2,122	559	538
Note receivable	—	1,000	1,000
Tax credits receivable	18,589	2,312	735
Productions in progress	576	1,356	874
Prepaid expenses and deposits	390	206	259
Investment in television programming	3,965	2,332	2,861
Property and equipment	5,000	842	801
Deferred costs	591	188	346
Goodwill and trademarks	231	—	—

	$33,848	$10,763	$8,677

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Bank indebtedness	$13,164	$1,855	$1,009
Accounts payable and accrued liabilities	4,223	2,650	2,950
Deferred revenue	664	1,197	429
Deferred gain	—	436	403
Future income taxes	42	—	—
Debt	14,702	9,892	9,322

	32,795	16,030	14,113

Shareholders' equity (deficiency):
Share capital	31,870	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares without par value Issued—1,091,875 (November 30, 2001—1,091,875)
100,000,000 Class B Subordinate Voting Shares without par value Issued—2,795,969 (November 30, 2001—2,795,969)
25,000,000 Preference Shares, issuable in series without par value Issued—nil
Other paid-in capital	606	680	680
Deficit	(31,423)	(37,817)	(37,986)

	1,053	(5,267)	(5,436)

	$33,848	$10,763	$8,677

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended November 30, 2001 and 2002

(Expressed in thousands of Canadian dollars except per share information)

	2001	2002
	(unaudited)	(unaudited)
Revenue	$3,902	$1,633
Expenses:
Amortization of television programming and Production costs	3,057	1,260
Other costs of production and sales	139	52
Other amortization	157	103
Selling, general and administrative	868	367

	4,221	1,782

Loss from operations before undernoted	(319)	(149)
Interest income	117	42
Interest expense	(449)	(95)
Gain on sale of assets	90	33

	(242)	(20)

Loss before income taxes	(561)	(169)
Income tax expense	66	—

Net loss for the period	$(627)	$(169)

Basic net loss per common share	$(0.16)	$(0.04)

Diluted loss per common share	$(0.16)	$(0.04)

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended November 30, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	2001	2002
	(unaudited)	(unaudited)
Deficit, beginning of period	$(30,796)	$(37,817)
Net loss for the period	(627)	(169)

Deficit, end of period	$(31,423)	$(37,986)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended November 30, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	2001	2002
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(627)	$(169)
Items not involving cash:
Amortization of television programming	104	1,260
Amortization of deferred finance costs	—	62
Other amortization	157	41
Interest on debt discount	19	49
Future income taxes	42	—
Gain on sale of assets	(90)	(33)
Investment in television programming	(402)	(1,789)
Changes in non-cash working capital	5,470	1,559

	4,673	980

Investing activities:
Increase in deferred costs	(264)	(220)
Property and equipment acquired	(13)	—
Proceeds on sale of assets, net	2,313	—

	2,036	(220)

Financing activities:
Decrease in bank indebtedness	(5,283)	(846)
Repayment of debt	(3,019)	(619)

	(8,302)	(1,465)

Increase (decrease) in cash and cash equivalents	(1,593)	(705)
Cash and cash equivalents, beginning of period	3,977	1,968

Cash and cash equivalents, end of period	$2,384	$1,263

Supplementary information:
Interest paid (net of amounts capitalized)	$841	$170
Non-cash transactions:
Conversion of an accounts payable to debt	6,626	—

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2001 and 2002
(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.    Operations

  Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

  The interim consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

  The Company has credit facilities with a Canadian chartered bank and long-term debt, all of which are secured by charges on the assets of the Company. As at November 30, 2002, the Company was not in compliance with certain debt covenants and payments relating to its long-term debt. The Company's continued operations are dependent on the continued financial support of its lenders.

  The Company has entered into agreements for acquisition, financing and debt restructuring transactions. If the Company is unsuccessful completing these transactions, it may be required to significantly reduce or cease operations and liquidate assets.

3.    Significant Accounting Policies

(a)    Basis of Presentation

  The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2002 and should be read in conjunction therewith.

  The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

(b)    Comparative Figures

  Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

4.    Segmented Information

  The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

2001	Production Services	Proprietary Programming	Other	Total
Revenue	$3,218	$660	$24	$3,902
Gross profits	126	556	24	706
Total assets	5,173	27,110	1,565	33,848

2002
Revenue	$79	$1,544	$10	$1,633
Gross profits	27	284	10	321
Total assets	690	6,419	1,568	8,677

  Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

5.    Subsequent Event

  (a)
  The Company has entered into agreements with regard to a series of transactions. Pursuant to such agreements, the Company has agreed to affect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the "Proposed Transactions"), as described below. The Proposed Transactions are each contingent upon certain of the other transactions and will close concurrently.

  (i)
  Proposed Private Placement Financing

      The Company has agreed to issue 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

    (ii)
    Asset Acquisition

      The Company has agreed to acquire a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") and/or its subsidiaries, unrelated third parties, in exchange for consideration of 8,333,333 Class B Subordinate Voting Shares of the Company at a deemed price of $0.30 per share. The assets include five films that are in production, certain loans, tax credits and accounts receivable and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC. The assets, described herein, are represented by CPC to have a value of not less than $2,500,000.

    (iii)
    Debt Restructuring

      The Company entered into an agreement to restructure its $7.6 million of term debt due to FremantleMedia Enterprises Ltd. ("Fremantle"). Fremantle has agreed that the scope of its debt and collateral charged will be restricted to the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the acquisition and financing transactions and any proceeds derived from the pre-existing business of the Company after closing the transactions described in note 21(a)(i) and (a)(ii) in the Company's Annual Report for the year ended August 31, 2002. The Company has agreed that if there is any amount of the Fremantle Debt which remains outstanding as of December 31, 2004, Fremantle will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the thirty (30) days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

    (iv)
    Release and Reconstitution of a Loan Guarantee

      The Company has entered into a release and reconstitution agreement with Comerica Bank—California ("Comerica") which will reconstitute the Company's guarantee of a third party loan in the amount of a US$1,075,000 million liability. Repayment of the liability will be restricted to the specific exploitation rights secured under the original loan agreement and, subject to priority interests including repayment to Fremantle, to income streams from the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the transactions described in note 21(a)(i) and (a)(ii) in the Company's Annual Report for the year ended August 31, 2002. If there is any amount of the Comerica liability which remains outstanding as of December 31, 2005, Comerica will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a price of $5.00 per share.

SUPPLEMENTAL INFORMATION

        For the convenience of the reader, operating results for the three months ended November 30, 2001 and 2002 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.
US DOLLARS
Selected Financial and Operating Information
For the Three Months Ended November 30, 2001 and 2002

(Expressed in thousands of US Dollars except per share information)

	2001	2002
	(unaudited)	(unaudited)
Revenue	$2,548	$1,037
Net loss for the period	(398)	(107)
EBITDA	29	18
Diluted loss per common share	$(0.10)	$(0.03)

Selected Balance Sheet Information
As at November 30, 2001 and 2002

(Reported in accordance with generally accepted accounting
principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	2001	2002
	(unaudited)	(unaudited)
Cash and cash equivalents	$1,517	$807
Accounts and other receivables	1,350	344
Note receivable	—	639
Tax credits receivable	11,827	470
Productions in progress	366	558
Investment in television programming	2,523	1,828
Property and equipment	3,181	512
Goodwill and trademarks	147	—
Total Assets	21,535	5,543
Bank indebtedness	8,375	645
Accounts payable and accrued liabilities	2,687	1,885
Deferred revenue	422	274
Debt	9,354	5,955
Share capital	20,276	20,359
Deficit	(19,992)	(24,266)
Shareholders' equity (deficiency)	670	(3,473)

[PEACE ARCH LOGO]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date	January 29, 2003	By	"Juliet Jones" (Signature)*
Juliet Jones, Principal Financial Officer

*
Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

        This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

        Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

        The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

        This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

        If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

        This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

        Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

        Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES FIRST QUARTER RESULTS
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED BALANCE SHEETS As at November 30, 2001 and 2002 and August 31, 2002
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the Three Months Ended November 30, 2001 and 2002
CONSOLIDATED STATEMENTS OF DEFICIT For the Three Months Ended November 30, 2001 and 2002
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the Three Months Ended November 30, 2001 and 2002
PEACE ARCH ENTERTAINMENT GROUP INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Three Months Ended November 30, 2001 and 2002 (unaudited)
SUPPLEMENTAL INFORMATION
SIGNATURES